

May 16, 2013

Via E-mail
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your letter dated March 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.   We note your response to comment 1 in our letter dated March 13, 2013. Please provide us with additional information regarding each of the following items:

- Appendix A in your supplemental response dated March 25, 2013 addresses the recognition of a deferred tax asset related to a capital loss carryforward. Your response states, in part, that this capital loss carry-forward was determined to be more-likely-than-not recoverable at June 30, 2009, consistent with FASB ASC 740-10-25-6. However, this guidance addresses recognition and states that the financial statement effect of a tax position should be recognized when it is more-likely-than-not that the position will be sustained upon examination. It does not address recoverability (measurement) of deferred tax assets. Clearly explain to us how your initial accounting for this item reflects the two-step process described under FASB ASC 740-10-55-3.

- Your discussion under Appendix A also states that this capital loss carry-forward was "removed from the inventory of deferred tax assets" when it was determined that, on a more-likely-than-not basis, this asset was no longer recoverable. Please tell us whether it was no longer more-likely-than-not that this tax position would be sustained upon examination or it was no longer expected that this deferred tax asset would be fully realized. To the extent that you concluded that it was no longer more-likely-than-not that the tax position would be sustained, explain the basis for your conclusion. Address the specific facts or circumstances that changed between the time of initial recognition and subsequent reversal.

- Appendix B in your supplemental response dated March 25, 2013 indicates that the treatment of intangible drilling costs for your state of Louisiana income tax return impacts the preparation of your GAAP-basis financial statements. Specifically, your response states that even though the treatment of intangible drilling costs has not been determined for tax purposes, your GAAP-basis financial statements "contain reasonable measurements of state of Louisiana activity." It appears that sufficient information should be available at each reporting date to accurately estimate the effect of income taxes on your financial statements. Please describe the process through which you estimate the tax provision for your GAAP-basis financial statements. For example, tell us how you estimate state of Louisiana taxes in connection with the recognition of deferred tax assets and liabilities considering the amount of time that passes before your annual tax return is actually prepared and filed. In addition, please tell us about the manner in which estimated and actual amounts are compared to determine whether there was a material difference. Finally, explain your basis for concluding that the revisions to the carrying amounts for state of Louisiana NOL carryovers is based on information obtained after the reporting date, and not a new evaluation or new interpretation of information that was available in a previous financial reporting period. In this regard, explain why you believe a decision to expense or capitalize intangible drilling costs represents new information, and not a new evaluation or new interpretation of information that was available in a previous period.

- Appendix C in your supplemental response dated March 25, 2013 addresses the reversal of a deferred tax liability for a book-tax difference related to the capitalization of expenses. Your response states that in preparing your June 30, 2012 financial statements, it was determined that there was no need for this deferred tax liability because there was no known book-tax difference related to these expenses. Please explain to us why this deferred liability had not been identified as unneeded in any prior year. As part of your response, describe the process through which you monitor temporary differences to determine the impact on previously recognized deferred tax assets and liabilities, including as it relates to the specific deferred liability in question.

2.   We note the disclosure on page 96 of your Form 10-K regarding a $67.9 million decrease in the deferred tax liability related to items recorded in other comprehensive income. However, it appears that the change reflected in your financial statements is an increase. Please revise your disclosure to resolve this inconsistency or explain to us why no revision is needed.

3.   It appears that many of the individual items that make up the adjustment to your income tax expense reconciliation captioned "revaluation of tax attributes" are in excess of five percent of your tax provision. Please tell us how you considered the guidance per Rule 4-08(h) of Regulation S-X in aggregating these amounts into a single line item.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Accounting Branch Chief